Exhibit 99.2

Q4 and Full Year 2019 Earnings Supplemental Materials February 27, 2020

2 Forward - Looking Statements This presentation contains “forward - looking statements” as defined in the Private Securities Litigation Reform Act of 1995 . These statements, which express management’s current views concerning the future of our business, future plans and strategies, projections, outlook, anticipated cost savings, anticipated synergies, other anticipated events and trends, the economy and other future conditions, appear throughout this presentation . Forward - looking statements are neither historical facts nor assurances of future performance . Instead, they are based only on management’s current beliefs, expectations and assumptions . Because forward - looking statements relate to the future, they are difficult to predict and many are largely or partially outside of our control . Important factors that could cause our actual results and financial condition to differ materially from those indicated in forward - looking statements include those discussed under the caption “Risk Factors” in the prospectus we filed with the U . S . Securities and Exchange Commission (“SEC”) on February 7 , 2020 , those discussed under the caption “Item 1 A . Risk Factors” in our Annual Report on Form 10 - K for the year ended December 31 , 2019 that we will file with the SEC, and similar factors discussed in our other filings with the SEC . However, those factors should not be considered to be a complete statement of all potential risks and uncertainties . Forward - looking statements are based only on information currently available to our management and speak only as of the date of this presentation . We do not assume any obligation to publicly provide revisions or updates to any forward - looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws . Please consult our public filings with the SEC and our website at www . clarivate . com . Non - GAAP Financial Measures This presentation contains financial measures which have not been calculated in accordance with United States generally accepted accounting principles (“GAAP”), including Adjusted Revenues, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Diluted EPS, Free Cash Flow, Adjusted Free Cash Flow and Standalone Adjusted EBITDA, because they are a basis upon which our management assesses our performance and we believe they reflect the underlying trends and indicators of our business . Although we believe these measures may be useful for investors for the same reasons, these financial measures should not be considered as an alternative to GAAP financial measures as a measure of the Company’s financial condition, profitability and performance or liquidity . In addition, these financial measures may not be comparable to similar measures used by other companies . At the Appendix to this presentation, we provide further descriptions of these non - GAAP measures and reconciliations of these non - GAAP measures to the corresponding most closely related GAAP measures . Required Reported Data We are required to report Standalone Adjusted EBITDA, which is identical to Consolidated EBITDA and EBITDA as such terms are defined under our credit agreement, and the indenture governing our senior secured notes due 2026 , respectively, pursuant to the reporting covenants contained in such agreements . In addition, management of the Company uses Standalone Adjusted EBITDA to assess compliance with various incurrence - based covenants in these agreements .

Significant Operational and Strategic Accomplishments in 2019 3 • Completed the refinancing of debt capital structure: – Significantly improved weighted average cost of debt and extended maturity profile – Lowered interest expense by approximately $18 million per year • Completed secondary offerings in September and December totaling 89.4 million ordinary shares (1) held by private equity, together with other shareholders – Increased public float to 158 million shares, 52% of shares outstanding – Reduced private equity’s ownership to 42% from 71% (1) Includes underwriters option to purchase additional ordinary shares Optimized Portfolio Improved Margins & Cash Flow Enhanced Capital Structure • Streamlined and simplified into two product groups: Science and IP • Completed acquisition of Darts - ip , a leading provider of case law data for IP professionals • Completed acquisition of SequenceBase , strengthening patent offering and search technology to the fast growing biotech, pharmaceutical and chemical industries • Completed divestiture of MarkMonitor brand protection, anti piracy and anti fraud business • Announced reorganization and operational efficiency program – Expect to achieve $70 - $75 million of annual run - rate cost cash savings exiting 2020, with over 60% targeted in 2020, and the remainder in 2021 • Completed buyout of tax receivable agreement for $200 million

Not Slowing Down in 2020…Announced Acquisition of DRG in January 4 Decision Resources Group (“DRG”) Definitive Agreement Terms Financing / Capital Structure Synergies Approximate Timing • A premier provider of high - value data, analytics and insights solutions to the Life Sciences (LS) industry, serving pharmaceutical, biotech and medical device companies as well as healthcare payers and providers • World class customer base helping more than 1,200 global customers including all of the top 50 life sciences companies, 19 of the top 20 medical devices companies, and 8 of the top 10 U.S. payers and top health systems • $950 million transaction value – $900 million cash consideration – Approximately $50 million Clarivate stock, to be issued following first anniversary of closing and subject to adjustment • $540 million net proceeds from the issuance of 27.6 million shares of Clarivate stock at $20.25 • $360 million senior secured term loan B due 2026 • $30 million identified cost savings to be realized over 18 months – Combination of headcount, facilities, procurement and other G&A – No material changes to DRG’s client - facing, go - to market mechanisms • Subject to customary conditions and regulatory approvals • Expected to close by early March 2020 Transformative Life Sciences Acquisition Delivers Significant Strategic and Financial Benefits for Clarivate

DRG - Strategic Highlights 5 • Combines Clarivate’s leading pre - clinical solutions with DRG’s commercialization solutions to deliver a complete data - driven solution across the entire Life Sciences, drug, device and medical technology value chain • Creates a leading Life Sciences data and analytics provider of differentiated scale and capabilities, and more than doubles size of Clarivate’s Life Sciences business • Combination elevates Clarivate’s position in the $19 billion Life Sciences analytics market, currently expected to grow over the next 3 years at 12% (1) • DRG’s and Clarivate’s complementary solutions will better position Clarivate going forward in a market that favors tech - enabled players with end - to - end capabilities and broad and proprietary datasets • Sales opportunities in high - growth international markets leveraging Clarivate’s global footprint Complementary Fit with Clarivate Life Sciences (1) Source: Markets and Markets Life Science Analytics Market Forecast to 2024.

DRG - Financial Highlights 6 • In 2019, DRG generated $207 million in revenue, with 9% organic growth and $47 million of Adjusted EBITDA (1) • DRG’s 2019 revenue composition is 42% subscription, 27% re - occurring and 31% value - add analytical and consultative services • Approximately $30 million in identified cost savings will be realized over 18 months, implying ~12x LTM Adjusted EBITDA multiple • Adjusted EBITDA margin and cash flow margin accretive, including run - rate cost savings • Adjusted EPS accretive in 2020, including impact of equity offering • Revenue growth acceleration from sales into shared client base and new products that leverage complementary datasets and expertise • Leverage Clarivate’s extensive go to market platform in EMEA and Asia PAC Compelling Financial Merits Note: DRG’s financial results are preliminary and unaudited. (1) DRG Adjusted EBITDA is a non - GAAP financial measure; see Appendix for reconciliation.

7 Q4 2019 Financial results

Q4 2019 Financial Highlights 8 • Revenues up 4% actual; 4.2% on constant currency basis • Subscription revenue increased 6%; Annual Contract Value (ACV) of subscription - based agreements increased 3.5% at constant currency • Net loss of $84.8 million compared to Q4 2018 net loss of $43.5 million • Adjusted net income (1) $41.9 million, up 31.3% • GAAP diluted EPS loss of $0.28 compared to net loss per share of $0.20 • Adjusted diluted EPS (1) of $0.13 compared to $0.15 – Current period impacted by 51% increase in fully diluted weighted average ordinary shares • Adjusted EBITDA (1) $84.6 million, up 11.6% • Net cash from operating activities of $5.2 million, an increase of $56.3 million, compared to a use of $51.1 million • Free cash flow (1) use of $20.9 million, improved $39.4 million compared to use of $60.3 million (1) See the Appendix for a reconciliation of Non - GAAP measures.

30.9% 33.2% Q4'18 Q4'19 $245.2 $255.0 Q4'18 Q4'19 Q4 Results 9 (1) See the Appendix for a reconciliation of Net Loss to Adjusted EBITDA. (2) Adjusted EBITDA Margin equals Adjusted EBITDA divided by Adjusted Revenue. See the Appendix for a reconciliation of Revenue t o A djusted Revenue and Net Loss to Adjusted EBITDA. (3) In November 2019, Clarivate announced an agreement to sell the MarkMonitor brand protection, antipiracy and antifraud businesses, and completed such divestiture on January 1, 2020. Clarivate retained the MarkMonitor Domain Management business. Revenue Adjusted EBITDA Margin (2) ($ in millions, actual f/x) Adjusted EBITDA (1) +11.6% actual f/x + 4.0% actual f/x +4.2% constant f/x $75.8 $84.6 Q4'18 Q4'19 +230bps Excluding MarkMonitor TM Divested Businesses at Actual F/X (3) $230.6 $241.9 $74.7 $85.1 32.4% 35.2% % Change actual f/x +4.9% +13.9% % Change constant f/x +5.1%

10 Full year 2019 financial results

2019 Financial Highlights 11 • Revenues up 1.2% at constant currency; adjusted revenues (1) up 3.1% on constant currency basis • Adjusted Subscription (1) revenue increased 4.3% at constant currency; Annual Contract Value (ACV) of subscription - based agreements increased 3.5% at constant currency (ex - MarkMonitor 4.5%) • Net loss of $211.0 million compares to net loss of $242.2 million • GAAP diluted EPS loss of $0.77 compares to net loss per share of $1.11 • Adjusted net income (1) $152.1 million, up 21.5% • Adjusted diluted EPS (1) of $0.53 compared to $0.58 – Current period impacted by 32% increase in fully diluted weighted average ordinary shares • Adjusted EBITDA (1) $294.0 million, up 7.7% • Net cash from operating activities of $117.6 million, an increase of $143.7 million, compared to a use of $26.1 million • Free cash flow (1) of $47.8 million, improved $119.3 million compared to use of $71.5 million • Adjusted free cash flow (1) increased $24 million to $101 million (1) See the Appendix for a reconciliation of Non - GAAP measures.

Full Year Results

($ in millions, actual f/x)

Revenue

+ 0.6% actual f/x
+ 1.2% constant f/x



$968.5
$974.4
2018
2019

Adjusted Revenue[1]

+ 2.5% actual f/x
+ 3.1% constant f/x



$951.2
$974.8
2018
2019

Adjusted EBITDA[2]

+ 7.7% actual f/x



$272.8
$294.0
28.7%
Adjusted EBITDA Margin(3)
30.2%
2018
2019

Excluding MarkMonitor™ Divested Businesses at Actual F/X[4]

	Revenue 2018	Revenue 2019	Adjusted Revenue 2018	Adjusted Revenue 2019	Adjusted EBITDA 2018	Adjusted EBITDA 2019
	$910.6	$918.9	$893.3	$919.3	$268.8	$291.9
% Change actual f/x		+0.9%		+2.9%		+8.6%
% Change constant f/x		+1.5%		+3.5%		
Adjusted EBITDA Margin					30.1%	31.8%

(1) Adjusted Revenue excludes the divested IPM business revenues for all years, and adds back $0.4 million of deferred revenue purchase accounting adjustment for the full year 2019 and $3.2 million for the full year 2018 excluding IPM. Deferred revenue adjustment was fully recognized by Q4'19.
(2) See the Appendix for a reconciliation of Net Income (loss) to Adjusted EBITDA.
(3) Adjusted EBITDA Margin equals Adjusted EBITDA divided by Adjusted Revenue. See the Appendix for a reconciliation of Revenue to Adjusted Revenue and Net Loss to Adjusted EBITDA.
(4) In November 2019, Clarivate announced an agreement to sell the MarkMonitor™ brand protection, antipiracy and antifraud businesses, and completed such divestiture on January 1, 2020. Clarivate retained the MarkMonitor Domain Management business.

Clarivate Analytics
12

Quarterly Improvement in Revenue Growth Rate $232 $238 $236 $245 $234 $242 $243 $255 Q1 Q2 Q3 Q4 Adjusted Revenue (1) ($M) 2018 2019 2.1% 2.5% 3.6% 4.2% Growth constant FX (1) Adjusted Revenue refers to a non - GAAP measure. See the Appendix for a reconciliation of Revenue to Adjusted Revenue. increase increase increase increase 13

Revenue Growth and Operational Improvements Driving Margin Expansion $63 $68 $66 $76 $59 $73 $77 $85 Q1 Q2 Q3 Q4 Adjusted EBITDA (1) ($M) and Adjusted Margin (2) 2018 2019 Adjusted margins (2) 27.3% 25.3% 28.3% 30.2% 28.1% 31.7% 30. 9% 33.2% (1) Adjusted EBITDA refers to a non - GAAP measure. See the Appendix for a reconciliation of Net Income to Adjusted EBITDA. (2) Adjusted EBITDA margin equals Adjusted EBITDA divided by Adjusted Revenue. See the Appendix for a reconciliation of Revenue t o A djusted Revenue and Net Loss to Adjusted EBITDA. decline increase increase increase 14

Selected Balance Sheet Items 15 ($ in millions) December 31, 2019 December 31, 2018 Cash & cash equivalents $76.1 $25.6 Total debt outstanding $1,665 . 0 $2,029.0 Net debt $1,588.9 $2,003.4 Gross leverage ratio (1) 5.0x 6.5x Net leverage ratio (1) 4.7x 6 . 4x (1) Calculated using LTM Standalone Adjusted EBITDA. See the A ppendix for a reconciliation of Net Loss to Adjusted EBITDA.

$731 $755 $759 $767 $764 $783 $789 $794 Q1 '18 Q2 '18 Q3 '18 Q4 '18 Q1 '19 Q2 '19 Q3 '19 Q4 '19 Historical Annualized Contract Value (ACV) (1) 16 + $27 mm YoY + 3.5% constant f/x ($ in millions) (1) Annualized Contract Value refers to the annualized value for a 12 - month period following a given date of all subscription - based client license agreements, assuming that all license agreements that come up for renewal during that period are renewed. Excluding MarkMonitorTM Divested Businesses at Actual F/X $683 $706 $710 $718 $716 $736 $744 $750 + $32 mm YoY + 4.5% constant f/x

Updated 2020 Outlook (1) ($ in millions, except per share information) 2019 Actuals Low High Adjusted Revenue $975 $1,160 $1,190 Adjusted EBITDA $294 $395 $420 Adjusted EBITDA margin % 30.2% 34% 35% Adjusted Diluted EPS (2) $0.53 $0.53 $0.59 Adjusted Free Cash Flow $101 $220 $240 17 (1) The updated outlook includes 10 - months of financial results for the acquisition of Decision Resources Group, which is expected t o close in early March 2020 . (2) Adjusted diluted EPS for 2020 is calculated based on approximately 381.9 million fully diluted weighted average shares outsta ndi ng, an increase of approximately 52.1 million shares or 16%, compared to 329.8 million shares outstanding at the end of December 31, 2019. The increase in shares is primarily dri ven by the February 2020 offering of 27.6 million shares, with proceeds used to fund a portion of the cash consideration for the acquisition of Decision Resources Group, and the issua nce of approximately 24 million ordinary shares upon exercise of outstanding warrants. 2020 Outlook Our target is to exit 2021 with 6% - 8% organic revenue growth and adjusted EBITDA margin of 37% - 40%

18 Appendix

Presentation of Certain Non - GAAP Financial Measures This presentation contains financial measures which have not been calculated in accordance with GAAP, including Adjusted Revenues and Adjusted EBITDA, because they are a basis upon which our management assesses our performance and we believe they reflect the underlining trends and indicators of our business . Adjusted Revenues We present Adjusted Revenues, which excludes the impact of the deferred revenues purchase accounting adjustment (recorded in connection with the separation of the Company’s business from Thomson Reuters (the “ 2016 Transaction”)) and the revenues from the IPM Product Line prior to its divestiture, because we believe it is useful to readers to better understand the underlying trends in our operations . Our presentation of Adjusted Revenues is presented for informational purposes only and is not necessarily indicative of our future results . You should compensate for these limitations by relying primarily on our GAAP results and only using Adjusted Revenues for supplementary analysis . Adjusted EBITDA Adjusted EBITDA represents net (loss) income before provision for income taxes, depreciation and amortization and interest income and expense adjusted to exclude acquisition or disposal - related transaction costs (such costs include net income from continuing operations before provision for income taxes, depreciation and amortization and interest income and expense from the IPM Product Line which was divested in October 2018 ), losses on extinguishment of debt, stock - based compensation, unrealized foreign currency gains/(losses), costs pursuant to the transition services agreement (the “Transition Services Agreement”) entered into with Thomson Reuters in connection with the 2016 Transaction and related transition to a standalone company, separation and integration costs, transformational and restructuring expenses, acquisition - related adjustments to deferred revenues, non - cash income/(loss) on equity and cost method investments, non - operating income or expense, the impact of certain non - cash and other items that are included in net income for the period that the Company does not consider indicative of its ongoing operating performance and certain unusual items impacting results in a particular period . The adjustments reflected in the Company’s Adjusted EBITDA have not been prepared with a view towards complying with Article 11 of Regulation S - X . Adjusted EBITDA is intended to provide additional information on a more comparable basis than would be provided without such adjustments . In future periods, the Company will need to make additional capital expenditures in order to replicate capital expenditures associated with previously shared services on a stand - alone basis . You are encouraged to evaluate these adjustments and the reasons the Company considers them appropriate for supplemental analysis . These measures are not measurements of the Company’s financial performance under GAAP and should not be considered in isolation or as alternatives to net income, net cash flows provided by operating activities, total net cash flows or any other performance measures derived in accordance with GAAP or as alternatives to net cash flows from operating activities or total net cash flows as measures of the Company’s liquidity . Reduction of ongoing standalone and Transition Services Agreement costs have been, and are expected to continue to be, a component of the Company’s strategy as it finalizes its transition to a standalone company following the 2016 Transaction . Certain of the adjustments included to arrive at Adjusted EBITDA are related to the Company’s transition to an independent company . In evaluating Adjusted EBITDA you should be aware that in the future the Company may incur expenses that are the same as or similar to some of the included adjustments . The Company’s presentation of Adjusted EBITDA should not be construed as an inference that the Company’s future results will be unaffected by any of the adjusted items, or that the Company’s projections and estimates will be realized in their entirety or at all . 19

Presentation of Certain Non - GAAP Financial Measures The use of Adjusted EBITDA instead of GAAP measures has limitations as an analytical tool, and you should not consider Adjusted EBITDA in isolation, or as a substitute for analysis of the Company’s results of operations and operating cash flows as reported under GAAP . For example, Adjusted EBITDA does not reflect : – the Company’s cash expenditures or future requirements for capital expenditures – changes in, or cash requirements for, the Company’s working capital needs – interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt – any cash income taxes that the Company may be required to pay – any cash requirements for replacements of assets that are depreciated or amortized over their estimated useful lives and may have to be replaced in the future – all non - cash income or expense items that are reflected in the Company’s statements of cash flows The Company’s definition of and method of calculating Adjusted EBITDA may vary from the definitions and methods used by other companies when calculating adjusted EBITDA, which may limit their usefulness as comparative measures . The Company prepared the information included in this presentation based upon available information and assumptions and estimates that it believes are reasonable . The Company cannot assure you that its estimates and assumptions will prove to be accurate . Because the Company incurred transaction, transition, integration, transformation, restructuring, and Transition Services Agreement costs in connection with the 2016 Transaction and the transition, borrowed money in order to finance its operations, and used capital and intangible assets in its business, and because the payment of income taxes is necessary if the Company generates taxable income after the utilization of its net operating loss carryforwards, any measure that excludes these items has material limitations . As a result of these limitations, these measures should not be considered as a measure of discretionary cash available to the Company to invest in the growth of its business or as a measure of its liquidity . Adjusted EBITDA Margin Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by Adjusted Revenues . 20

Presentation of Certain Non - GAAP Financial Measures Adjusted Net Income and Adjusted Diluted EPS We have begun to use Adjusted Net Income and Adjusted Diluted Earnings Per Share ("Adjusted Diluted EPS") in our analysis of the financial performance of the Company . We believe Adjusted Net Income and Adjusted Diluted EPS are meaningful measures of the performance of the Company because they adjust for items that do not directly affect our ongoing operating performance in the period . Our definition of and method of calculating Adjusted Net Income and Adjusted Diluted EPS may vary from the definitions and methods used by other companies, which may limit their usefulness as comparative measures . We calculate Adjusted Net Income by using net income (loss) adjusted to exclude acquisition or disposal - related transaction costs (such costs include net income from continuing operations before provision for income taxes, depreciation and amortization and interest income and expense from the divested business), amortization related to acquired intangible assets, losses on extinguishment of debt, stock - based compensation, unrealized foreign currency gains/(losses), Transition Services Agreement costs, separation and integration costs, transformational and restructuring expenses, acquisition - related adjustments to deferred revenues, non - cash income (loss) on equity and cost method investments, non - operating income or expense, the impact of certain non - cash and other items that are included in net income for the period that the Company does not consider indicative of its ongoing operating performance, certain unusual items impacting results in a particular period, and the income tax impact of any adjustments . We calculate Adjusted Diluted EPS by using Adjusted net income divided by diluted weighted average shares . Our presentation of Adjusted Net Income and Adjusted Diluted EPS should not be construed as an inference that our future results will be unaffected by any of the adjusted items, or that our projections and estimates will be realized in their entirety or at all . In addition, because of these limitations, Adjusted Net Income and Adjusted Diluted EPS should not be considered as a measure of liquidity or discretionary cash available to us to fund our cash needs, including investing in the growth of our business and meeting our obligations . You should compensate for these limitations by relying primarily on our GAAP results and only use Adjusted Net Income and Adjusted Diluted EPS for supplementary analysis . Standalone Adjusted EBITDA We are required to report Standalone Adjusted EBITDA pursuant to the reporting covenants contained in the Company’s Credit Agreement and Indenture . We are required to report Standalone Adjusted EBITDA in our quarterly and annual reports filed with the SEC pursuant to these agreements . Standalone Adjusted EBITDA is identical to Consolidated EBITDA and EBITDA as such terms are defined under the Credit Agreement and the Indenture, respectively . In addition, the Credit Agreement and the Indenture contain certain restrictive covenants that govern debt incurrence and the making of restricted payments, among other matters . These restrictive covenants utilize Standalone Adjusted EBITDA as a primary component of the compliance metric governing our ability to undertake certain actions otherwise proscribed by such covenants . Standalone Adjusted EBITDA reflects further adjustments to Adjusted EBITDA presented above for cost savings already implemented and excess standalone costs . Because Standalone Adjusted EBITDA is required pursuant to the terms of the reporting covenants under the Credit Agreement and the Indenture and because this metric is relevant to lenders and noteholders, management considers Standalone Adjusted EBITDA to be relevant to the operation of its business . It is also utilized by management and the compensation committee of the Board as an input for determining incentive payments to employees . Excess standalone costs are the difference between our actual standalone company infrastructure costs, and our estimated steady state standalone infrastructure costs . We make an adjustment for the difference because we have had to incur costs under the Transition Services Agreement after we had implemented the infrastructure to replace the services provided pursuant to the Transition Services Agreement, thereby incurring dual running costs . Furthermore, there has been a ramp up period for establishing and optimizing the necessary standalone infrastructure . Since our separation from Thomson Reuters, we have had to transition quickly to replace services provided under the Transition Services Agreement, with optimization of the relevant standalone functions typically following thereafter . Cost savings reflect the annualized “run rate” expected cost savings, net of actual cost savings realized, related to restructuring and other cost savings initiatives undertaken during the relevant period . Standalone Adjusted EBITDA is calculated under the Credit Agreement and the Indenture by using our Consolidated Net Income (defined in the Credit Agreement and the Indenture as our GAAP net income adjusted for certain items specified in the Credit Agreement and the Indenture) adjusted for items including : taxes, interest expense, depreciation and amortization, non - cash charges, expenses related to capital markets transactions, acquisitions and dispositions, restructuring and business optimization charges and expenses, consulting and advisory fees, run - rate cost savings to be realized as a result of actions taken or to be taken in connection with an acquisition, disposition, restructuring or cost savings or similar initiatives, “run rate” expected cost savings, operating expense reductions, restructuring charges and expenses and synergies related to the Transition projected by us, costs related to any management or equity stock plan, other adjustments that were presented in the offering memorandum used in connection with the issuance of the Notes and earnout obligations incurred in connection with an acquisition or investment . 21

Presentation of Certain Non - GAAP Financial Measures Free Cash Flow and Adjusted Free Cash Flow We use free cash flow and adjusted free cash flow in our operational and financial decision - making and believe free cash flow and adjusted free cash is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure the ability of companies to service their debt . Our presentation of free cash flow and adjusted free cash flow should not be construed as a measure of liquidity or discretionary cash available to us to fund our cash needs, including investing in the growth of our business and meeting our obligations . You should compensate for these limitations by relying primarily on our GAAP results . We define free cash flow as net cash provided by operating activities less capital expenditures . 22

Reconciliation of Non - GAAP Financial Measures and Required Reported Data Reconciliation ($ in millions) December 31 QTD 2019 QTD 2018 Revenue, Net $ 255.0 $ 245.2 (+) Deferred revenue adjustment 0.1 0.2 Adjusted revenue $ 255.1 $ 245.4 Net (loss) $ (84.8) $ (43.5) ( - ) Provision for income taxes 4.6 2.0 (+) Depreciation and amortization 55.4 57.4 (+) Interest expense, net 63.8 35.0 (+) Transition, Services Agreement costs - 7.6 (+) Transition, transformation and I integration expenses (0.9) 13.6 (+) Deferred revenue adjustment 0.1 0.2 (+) Transaction related costs 4.1 1.8 (+) Stock - based compensation expense 4.7 3.0 ( - ) Gain on Sale of IPM Product Line - (36.1) (+) Tax indemnity asset - 33.8 (+) Restructuring 15.7 - ( - ) Legal Settlement - - (+) Impairment on assets held for sale 18.4 - (+) Other 3.5 1.0 Adjusted EBITDA $ 84.6 $ 75.8 23 Descriptions Adjusted Revenue and Adjusted EBITDA adjustments 1. Deferred revenue fair value accounting adjustment arising from purchase price allocation in connection with the 2016 Transaction 2. Payments made to the former parent as part of the Transition Services Agreement; these payments have decreased substantially in 2019 and were completed in Q3 2019 3. Transition costs incurred to separate Clarivate from the former parent to enable operation on a standalone basis; these costs include transition consulting, technology infrastructure, full - time employee compensation and severance payments to former employees as part of reorganizing the business and the ongoing cost savings initiative 4. Consulting and accounting costs associated with tuck - in acquisitions and the sale of Clarivate’s non - core IPM product line; expenses include merger related costs 5. Reflects the write down of tax indemnity asset. 6. Reflects costs incurred in connection with the initiative, following our merger with Churchill Capital Corp in 2019, to streamline our operations by simplifying our organization and focusing on two product groups 7. Primarily includes the net impact of foreign exchange gains and losses related to the re - measurement of monetary balances and other one - time adjustments 1 2 3 4 7 1 5 6

Reconciliation of Non - GAAP Financial Measures and Required Reported Data Reconciliation ($ in millions) December 31 Full Year 2019 Full Year 2018 Revenue, Net $ 974.4 $ 968.5 (+) Deferred revenue adjustment 0.4 3.2 ( - ) IPM Divested revenue - (20.5) Adjusted revenue $ 974.8 $ 951.2 Net (loss) $ (211.0) $ (242.2) ( - ) Provision for income taxes 10.2 5.6 (+) Depreciation and amortization 200.5 237.2 (+) Interest expense, net 157.7 130.8 (+) Transition Services Agreement costs 10.5 55.8 (+) Transition, transformation and integration expenses 24.4 69.2 (+) Deferred revenue adjustment 0.4 3.2 (+) Transaction related costs 46.2 2.5 (+) Stock - based compensation expense 51.4 13.7 ( - ) Gain on Sale of IPM - (36.1) (+) Tax indemnity asset - 33.8 (+) Restructuring 15.7 - ( - ) Legal Settlement (39.4) - (+) Impairment on assets held for sale 18.4 - ( - ) IPM divested adj. operating margin - (5.9) (+) Other 9.0 5.2 Adjusted EBITDA $ 294.0 $ 272.8 Required reported data Adjusted EBITDA $ 294.0 $272.8 (+) Excess standalone costs 30.0 25.4 (+) Pro forma cost savings 15.5 12.7 (+) Realized foreign exchange gain (3.5) - Standalone adjusted EBITDA $ 336.0 $310.9 24 Descriptions Adjusted revenue and Adjusted EBITDA adjustments 1. Deferred revenue fair value accounting adjustment arising from purchase price allocation in connection with the 2016 Transaction 2. Clarivate divested its non - core IPM product line in Oct. ’18 3. Payments made to the former parent as part of the Transition Services Agreement; these payments have decreased substantially in 2019 and were completed in Q3 2019 4. Transition costs incurred to separate Clarivate from the former parent to enable operation on a standalone basis; these costs include transition consulting, technology infrastructure, full - time employee compensation and severance payments to former employees as part of reorganizing the business and the ongoing cost savings initiative 5. Consulting and accounting costs associated with tuck - in acquisitions and the sale of Clarivate’s non - core IPM product line; expenses include merger related costs 6. Reflects the write down of tax indemnity asset 7. Reflects costs incurred in connection with the initiative, following our merger with Churchill Capital Corp in 2019, to streamline our operations by simplifying our organization and focusing on two product groups 8. Primarily includes the net impact of foreign exchange gains and losses related to the re - measurement of monetary balances and other one - time adjustments Standalone Adjusted EBITDA Adjustments 9. Reflects the difference in Clarivate’s actual standalone costs incurred relative to the steady state standalone cost estimate that the company expects to achieve by 2021 after completing the carve - out and optimizing standalone functions 10. Cost savings reflect the difference between annualized run - rate savings and savings realized during that same twelve - month period 1 2 3 4 5 1 6 9 2 8 7 10 2

Reconciliation of Non - GAAP Financial Measures and Required Reported Data Reconciliation ($ in millions, except per share amounts) December 31 QTD 2019 QTD 2018 Amount Per Share Amount Per Share Revenue, Net $ 255.0 $ 245.2 (+) Deferred revenue adjustment 0.1 0.2 Adjusted revenue $ 255.1 $ 245.4 Net income (loss) $ (84.8) $ (0.28) $ (43.5) $ (0.20) Dilutive impact of potential common shares - 0.02 - - Net income (loss) (84.8) (0.26) (43.5) (0.20) (+) Transition Services Agreement costs - - 7.6 0.03 (+) Transition and integration expenses (0.9) - 13.6 0.06 (+) Deferred revenue adjustment 0.1 - 0.2 - (+) Transaction related costs 4.1 0.01 1.8 0.01 (+) Stock - based compensation expense 4.7 0.01 3.0 0.01 (+) Amortization related to acquired intangible assets 39.9 0.12 53.5 0.25 (+) Restructuring 15.7 0.05 - - (+) Debt extinguishment costs and refinancing related costs 42.2 0.13 - - (+) Impairment on assets held for sale 18.4 0.06 - - ( - ) Gain on Sale of IPM Product Line - - (36.1) (0.16) (+) Tax indemnity asset adjustment - - 33.8 0.16 (+) Other 3.5 0.01 0.8 - ( - ) Income tax impact of related adjustments (1.0) - (2.8) (0.01) Adjusted Net income and Adjusted Diluted EPS $ 41.9 $ 0.13 $ 31.9 $ 0.15 Weighted average common shares (Diluted) 329,824,753 219,078,420 25 Descriptions Adjusted revenue, Adjusted Net Income and Adjusted Diluted EPS adjustments 1. Deferred revenue fair value accounting adjustment arising from purchase price allocation in connection with the carve - out 2. Clarivate divested its non - core IPM product line in Oct. ’18 3. Payments made to the former parent as part of the Transition Services Agreement; these payments have decreased substantially in 2019 and were completed in Q3 2019 4. Transition costs incurred to separate Clarivate from the former parent to enable operation on a standalone basis; these costs include transition consulting, technology infrastructure, full - time employee compensation and severance payments to former employees as part of reorganizing the business and the ongoing cost savings initiative 5. Consulting and accounting costs associated with tuck - in acquisitions and the sale of Clarivate’s non - core IPM product line; expenses include merger related costs 6. Reflects costs incurred in connection with the initiative, following our merger with Churchill Capital Corp in 2019, to streamline our operations by simplifying our organization and focusing on two product groups 7. Reflects the write down of tax indemnity asset 8. Primarily includes the net impact of foreign exchange gains and losses related to the re - measurement of monetary balances and other one - time adjustments 1 3 4 1 8 5 2 7 6

Reconciliation ($ in millions, except per share amounts) December 31 Full Year 2019 Full Year 2018 Amount Per Share Amount Per Share Revenue, Net $ 974.4 $ 968.5 (+) Deferred revenue adjustment 0.4 3.2 ( - ) IPM Divested revenue - (20.5) Adjusted revenue $ 974.8 $ 951.2 Net loss $ (211.0) $(0.77) $ (242.2) (1.11) Dilutive impact of potential common shares - 0.04 - - Net loss (211.0) (0.73) - - (+) Transition Services Agreement costs 10.5 0.04 55.8 0.26 (+) Transition and integration expenses 24.4 0.08 69.2 0.32 (+) Deferred revenue adjustment 0.4 - 3.2 0.01 (+) Transaction related costs 46.2 0.16 2.5 0.01 (+) Stock - based compensation expense 51.4 0.18 13.7 0.06 (+) Amortization related to acquired intangible assets 169.0 0.59 217.5 1.00 (+) Restructuring 15.7 0.05 - - (+) Debt extinguishment costs and refinancing related costs 51.3 0.18 - - (+) Impairment on assets held for sale 18.4 0.06 - - ( - ) Legal Settlement (39.4) (0.14) - - ( - ) Gain on Sale of IPM Product Line - - (36.1) (0.17) (+) Tax indemnity asset adjustment - - 33.8 0.16 ( - ) IPM divested adj. operating margin - - (5.9) (0.03) (+) Other 9.0 0.04 5.2 0.03 ( - ) Income tax impact of related adjustments 6.2 0.02 8.5 0.04 Adjusted Net income and Adjusted Diluted EPS $ 152.1 $ 0.53 $ 125.2 $ 0.58 Weighted average common shares (Diluted) 287,871,870 217,472,872 Reconciliation of Non - GAAP Financial Measures and Required Reported Data 26 Descriptions Adjusted revenue, Adjusted Net Income and Adjusted Diluted EPS adjustments 1. Deferred revenue fair value accounting adjustment arising from purchase price allocation in connection with the 2016 Transaction 2. Clarivate divested its non - core IPM product line in Oct. ’18 3. Payments made to the former parent as part of the Transition Services Agreement; these payments have decreased substantially in 2019 and were completed in Q3 2019 4. Transition costs incurred to separate Clarivate from the former parent to enable operation on a standalone basis; these costs include transition consulting, technology infrastructure, full - time employee compensation and severance payments to former employees as part of reorganizing the business and the ongoing cost savings initiative 5. Consulting and accounting costs associated with tuck - in acquisitions and the sale of Clarivate’s non - core IPM product line; expenses include merger related costs 6. Reflects costs incurred in connection with the initiative, following our merger with Churchill Capital Corp in 2019, to streamline our operations by simplifying our organization and focusing on two product groups 7. Reflects the write down of tax indemnity asset 8. Primarily includes the net impact of foreign exchange gains and losses related to the re - measurement of monetary balances and other one - time adjustments 1 2 3 4 1 8 5 2 6 7

27 Insert footer Reconciliation of Non - GAAP Financial Measures and Required Reported Data DRG Adjusted EBITDA for the Years Ended December 31, 2019 and 2018 (unaudited) Descriptions Adjusted EBITDA adjustments 1. Includes costs incurred related to various restructuring efforts as a result of changes in leadership and the integration of acquisitions. Costs include mainly severance expense for terminated personnel from acquired businesses and exit cost obligations related to exiting certain facilities. 2. Reflects costs related to completed and uncompleted acquisitions, primarily related to third party professional fees. 3. Costs in 2019 relate primarily to retention bonuses paid to certain employees and incremental executive salaries paid in contemplation of the sale of the Company, as well as management fees paid to a related party. Costs in 2018 primarily relate to retention bonuses paid to employees of acquired companies, severance paid to certain executives and management fees paid to a related party. 4. Reflects primarily a one - time payment received in 2019 related to a failed sale of one of the Company's businesses and other one - time adjustments. Reconciliation ($ in millions) Year Ended December 31, 2019 2018 (unaudited) (unaudited) Net (loss) $ (21.7) $ (32.5) (+) Benefit for income taxes 1.4 0.7 (+) Depreciation and amortization 30.4 32.7 (+) Interest, net 24.6 25.2 (+) Loss on extinguishment of debt 0.0 1.9 (+) Restructuring 7.2 0.4 (+) Transaction related costs 0.1 0.8 (+) Transition, transformation, and integration 5.3 2.9 (+) Impairment Intangible Assets 0.1 0.0 (+) Deferred revenues adjustment 0.0 0.1 (+) Share - based compensation 0.9 0.0 (+) Litigation - related costs 1.3 0.0 (+) Loss on sale of assets 0.4 0.0 ( - ) Other (2.4) (0.4) Adjusted EBITDA $ 47.6 $ 31.8 1 2 3 4

Non GAAP Reconciliation – Net Cash Provided By (Used In) Operating Activities to Free Cash Flow and Adjusted Free Cash Flow 28 Reconciliation ($ in million) Twelve Months Ended December 31, 2019 2018 Net cash provided by (used in) operating activities $117.6 $(26.1) Capital expenditures (69.8) (45.4) Free cash flow 47.8 (71.5) Cash paid for transition services agreement 12.0 72.7 Cash paid for transition, transformation and integration expense 40.9 73.6 Cash paid for transaction related costs 45.1 2.2 Cash received for Legal Settlement (45.3) — Adjusted free cash flow $100.5 $77.0 Descriptions Adjusted Free Cash Flow Adjustments 1. Includes cash payments to Thomson Reuters under the Transition Services Agreement. These costs have decreased substantially in 2019, as we are in the final stages of implementing our standalone company infrastructure. In 2019, the Transition Services Agreement cash paid is offset by cash receipts from the IPM Product Line divestiture. 2. Includes cash payments in connection with and after our separation from Thomson Reuters in 2016 relating to the implementation of our standalone company infrastructure and related cost - savings initiatives. These cash payments include mainly transition consulting, technology infrastructure, personnel and severance expenses relating to our standalone company infrastructure, which are recorded in Transition, integration, and other line - item of our income statement, as well as cash payments related to the restructuring and transformation of our business following our separation from Thomson Reuters in 2016 mainly related to the integration of separate business units into one functional organization and enhancements in our technology. This also includes cash payments following our merger with Churchill Capital Corp in 2019, to streamline our operations by simplifying our organization and focusing on two product groups. 3. Includes consulting and accounting costs associated with acquisitions and the sale of the IPM Product Line and sale of MarkMonitor business. 1 2 3

Non GAAP Reconciliation – Revenues, Net to Adjusted Revenues 29 Reconciliation Year Ending December 31, 2020 (Forecasted) ($ in millions) Low High Revenues, net $ 1,160.0 $ 1,190.0 Reconciliation Year Ending December 31, 2020 (Forecasted) Low High ($ in millions) Net (loss) income $(70.6) $(45.6) Benefit for income taxes 7.8 7.8 Depreciation and amortization 236.9 236.9 Interest, net 93.0 93.0 Transition, TSA and integration expenses 46.4 46.4 Transaction related costs 50.0 50.0 Share - based compensation expense 30.6 30.6 Other 0.9 0.9 Adjusted EBITDA $395.0 $420.0 Non GAAP Reconciliation – Net Income to Adjusted EBITDA Reconciliation Year Ending December 31, 2020 (Forecasted) ($ in millions) Low High Revenues, net $1,160.0 $1,190.0 Adjusted EBITDA $395.0 $420.0 Adjusted EBITDA Margin 34% 35% 1 1 1. The Company is evaluating the purchase accounting impact, including the deferred revenue adjustment, related to the DRG acqui sit ion. Non GAAP Reconciliation – Adjusted EBITDA Margin

Non GAAP Reconciliation – Net Loss Per Fully Diluted Weighted Shares Outstanding to Adjusted Diluted EPS 30 Reconciliation Year Ending December 31, 2020 (Forecasted) Low High (in millions) Net cash provided by operating activities $ 201.8 $ 217.4 Capital expenditures $ (68.8) $ (72.4) Free Cash Flow $ 133.0 $ 145.0 Transition, transformation and integration expense $ 38.0 $ 45.0 Transaction related costs $ 49.0 $ 50.0 Adjusted Free Cash Flow $ 220.0 $ 240.0 Descriptions Adjusted Free Cash Flow Adjustments 1. Includes cash payments related to restructuring and other cost optimization activities. 2. Includes cash payments related to merger and acquisition related activities. 1 2 Non GAAP Reconciliation – Adjusted Free Cash Flow Reconciliation Year Ending December 31, 2020 (Forecasted) (in millions, except per share amounts) Low High Per Share Per Share Net Income / (Loss) $(0.18) $(0.12) Transition, TSA and integration expenses 0.12 0.12 Transaction related costs 0.13 0.13 Share - based compensation 0.08 0.08 Amortization related to acquired intangible assets 0.41 0.41 Other 0.00 0.00 Income tax impact of related adjustments (0.03) (0.03) Adjusted Net Income and Adjusted Diluted EPS $0.53 $0.59 Weighted average common shares (diluted) 381,921,495

Quarterly Financial Summary 31 1. Adjusted Revenue excludes the divested IPM business revenues for the period, and adds back the deferred revenue purchase acco unt ing adjustment. 2. See the Appendix for a reconciliation of Net Loss to Adjusted EBITDA. ($ in millions) Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 Q4 2019 Revenues, net $237.0 $243.3 $242.9 $245.2 $234.0 $242.3 $243.0 $255.0 Deferred revenue adjustment $1 . 5 $0.9 $0.5 $0.2 $0.2 $0 . 1 $0.1 $0.1 IPM Product Line ($6.7) ($5.8) ($7.8) $ - $ - $ - $ - $ - Adjusted Revenue (1) $231.8 $238.4 $235.6 $245.5 $234.2 $242.4 $243.1 $255.1 Subscription revenues $192.6 $199.5 $204.3 $197.6 $192.5 $202.7 $200.8 $209.5 IPM Product Line ($5.9) ($4.8) ($6.8) $ - $ - $ - $ - $ - Adjusted Subscription Revenue (1) $186.7 $194.7 $197.5 $197.6 $192.5 $202.7 $200.8 $209.5 Transactional revenues $45.9 $44.7 $39.1 $47.8 $41.7 $39.7 $42.3 $45.6 IPM Product Line ($0.8) ($1.0) ($1.0) $ - $ - $ - $ - $ - Adjusted Transactional Revenue (1) $45.1 $43.7 $38.1 $47.8 $41.7 $39.7 $42.3 $45.6 Adjusted EBITDA (2) $63.3 $67.5 $66.3 $75.8 $59.3 $73.2 $77.0 $84.6 Adjusted EBITDA margin % 27.3% 28.3% 28.1% 30.9% 25.3% 30.2% 31.7% 33.2%

32 Diluted Share Count Comments Note: the analysis is not intended to replace the Treasury Stock Method as required under ASC 260, Earnings per Share 1. Inconsistent with the requirements of ASC 260, but for illustrative purposes, this analysis uses hypothetical shares prices and not the actual average share price for the period as required under US GAAP. 2. Includes the impact of the Merger Shares subsequent to the lifting of the performance vesting conditions as described in the Company's F - 1 filed 2/3/20. 3. Debt and cash amounts reflect 12/31/19 balances, adjusted for the impact of the proposed DRG acquisition, as well as the 2020 actual public warrant exercises. 4. Per the requirements of the Treasury Stock Method this excludes all management options that are antidilutive at the assumed share prices in this analysis and includes consideration of unrecognized compensation cost on unvested options. 5. All public warrants have been redeemed or are forecasted to be redeemed in 2020. 6. Consists of actual 2019 and forecasted 2020 RSUs and their related activity. This includes 0.3M issued RSUs for the year ended December 31, 2019, as well as forecasted issuances of 2.5M RSUs in 2020. 7. Consists of forecasted 2020 PSUs and their related activity. This includes forecasted issuances of 0.5M PSUs in 2020. 8. The analysis assumes no share buy backs by the company during the period. 2 1 3 3 4 5 6 7 4 4 Enterprise Value Build @$20 @$21 @$22 @$23 @$24 @$25 Share Price Ticker Current Share (Live) 20.00$ 21.00$ 22.00$ 23.00$ 24.00$ 25.00$ Enterprise Value Build Basic Shares Outstanding 365,796,917 365,796,917 365,796,917 365,796,917 365,796,917 365,796,917 (+) Stock Dilution 15,081,143 16,124,578 17,073,470 17,943,308 18,746,211 19,489,253 Forecasted Fully Diluted Shares Outsanding 380,878,061 381,921,495 382,870,387 383,740,225 384,543,129 385,286,170 (x) Share Price 20.00$ 21.00$ 22.00$ 23.00$ 24.00$ 25.00$ Equity Value ($ in millions) 7,617.6 8,020.4 8,423.1 8,826.0 9,229.0 9,632.2 (+) Debt ($ in millions) 1,960.0 1,960.0 1,960.0 1,960.0 1,960.0 1,960.0 (-) Cash ($ in millions) 241.0 241.0 241.0 241.0 241.0 241.0 Enterprise Value ($ in millions) 9,336.6 9,739.4 10,142.1 10,545.0 10,948.0 11,351.2 Stock Options Shares Contributing to Dilution 13,302,181 13,302,181 13,404,980 13,454,530 13,631,169 13,631,169 Weighted-average Exercise Price Various Various Various Various Various Various Options Dilution 4,735,496 5,143,434 5,514,602 5,856,952 6,176,325 6,474,519 Public Warrants Outstanding - - - - - - Warrants Contributing to Dilution 4,888,022 4,888,022 4,888,022 4,888,022 4,888,022 4,888,022 Weighted-average Exercise Price 11.50$ 11.50$ 11.50$ 11.50$ 11.50$ 11.50$ Public Warrants Dilution 2,077,409 2,211,248 2,332,919 2,444,011 2,545,845 2,639,532 Private Warrants Outstanding 18,300,000 18,300,000 18,300,000 18,300,000 18,300,000 18,300,000 Exercisable as of December 31, 2020 18,300,000 18,300,000 18,300,000 18,300,000 18,300,000 18,300,000 Weighted-average Exercise Price 11.50$ 11.50$ 11.50$ 11.50$ 11.50$ 11.50$ Private Warrants Dilution 7,777,500 8,278,571 8,734,091 9,150,000 9,531,250 9,882,000 RSUs Outstanding - 2019 Issued and 2020 Forecast 1,584,376 1,584,376 1,584,376 1,584,376 1,584,376 1,584,376 Weighted-average Exercise Price - - - - - - RSU Dilution 439,046 439,633 440,166 440,653 441,100 441,510 PSUs - 2020 Forecast 412,782 412,782 412,782 412,782 412,782 412,782 Weighted-average Exercise Price - - - - - - PSU Dilution 51,692 51,692 51,692 51,692 51,692 51,692 Total Stock Dilution 15,081,143 16,124,578 17,073,470 17,943,308 18,746,211 19,489,253 (Forecasted as of and for the year ended December 31, 2020, $ in millions except for per share values) 8

Thank You 33